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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                             .

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris' Interim Report — First Quarter 2006 (Q1)

May 2, 2006

To our Stockholders,

        During the first quarter of 2006, we progressed on multiple fronts as we strengthened our financial position and continued to advance our development pipeline. The preclinical results on different anti-cancer agents presented at the American Association for Clinical Research (AACR) meeting in Washington are indicative of the depth of our pipeline and its potential to yield novel products to treat cancer. Furthermore, we were very pleased to have regained the worldwide, ex-Japan, rights for cetrorelix in benign prostate hyperplasia (BPH) and are presently in the process of designing a protocol to conduct a late-stage study with cetrorelix in BPH in the United States, upon discussions with the United States Food and Drug Administration. We believe we will initiate our late-stage development program this year, in line with our strategy. Finally, we continue to see progress with our lead signal transduction inhibitor perifosine, as two Phase 2 trials were initiated this quarter with our partner, Keryx, in leukemia and multiple myeloma.

        On the financial side, SGF and FTQ's decision to convert the entirety of their convertible term loans into Æterna Zentaris common shares, along with Atrium's continued growth, further strengthened our balance sheet.

First Quarter 2006 Highlights and Recent Events

  •
  Consolidated revenues increase 36.5% to $84.5 million compared to $61.9 million for same period in 2005;

  •
  Consolidated R&D expenses net of tax credits of $6.9 million compared to $6.4 million for same period in 2005;

  •
  Consolidated net loss of $2.6 million compared to net earnings of $0.1 million for same period in 2005;

  •
  Consolidated cash and short-term investments of $46.9 million on March 31, 2006.

Product Development Pipeline Advancements

  •
  Initiated Phase 2, multi-center study of perifosine in refractory multiple myeloma;

  •
  Initiated Phase 2, multi-center study of perifosine in refractory leukemia;

  •
  Disclosed preclinical results on various anti-cancer drug candidates at AACR meeting in Washington, including tubulin inhibitors, signal transduction inhibitors and cytotoxic conjugates;

  •
  Regained exclusive worldwide (ex-Japan) rights for cetrorelix in benign prostate hyperplasia.

Corporate Affairs

  •
  Solidarity Fund QFL and SGF Santé Inc. converted term loans into common shares of Æterna Zentaris;

  •
  Former Abbott Vice President, Gerald J. Martin, appointed to Æterna Zentaris' Board.

Recent Events

  •
  Gained market approval for Cetrotide (cetrorelix) in Japan for in vitro fertilization.

        In 2006, we will continue to aggressively move our promising product candidates through our pipeline. In this respect, R&D investments will increase, clearly reflecting our commitment to our focused pipeline development strategy while maintaining a solid financial position.

        In closing, on behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,

Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

First Quarter 2006

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-month period ended March 31, 2006. In this MD&A, the "Company", "we", "us", and "our" mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.'s interim consolidated financial statements and related notes for the three-month periods ended on March 31, 2006 and 2005. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.

Company Overview

        Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a growing global Biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

        As of May 2, 2006, Æterna Zentaris owns 48.29% of Atrium Biotechnologies Inc. (Atrium) (TSX: ATB.sv), a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries. Our voting rights in Atrium are 64.7%.

        On a consolidated basis, the Company operates in three segments of operations including: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

        Æterna Zentaris, along with our wholly-owned subsidiaries, Zentaris GmbH and Echelon Biosciences Inc., constitute the Biopharmaceutical segment. Our subsidiary, Atrium, encompasses both the Active Ingredients & Specialty Chemicals and Health & Nutrition.

        Atrium's Active Ingredients & Specialty Chemicals segment offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed. Furthermore, Atrium's Health & Nutrition segment, develops, manufactures and markets proprietary Health & Nutrition finished products.

        Æterna Zentaris' strategy for value creation is based on advancing and expanding its product and development pipeline with a clear focus on oncology and endocrinology. We are committing our resources, our management expertise and depth, leveraging our assets, as well as our strategic alliances with a view to aggressively advancing our product development pipeline with the near-term goal of becoming a late-stage development company. Ultimately, our objective is to become a fully-integrated specialty pharmaceutical company with a strategic focus on oncology, primarily targeting the North American and European markets.

Highlights

Consolidated results-at-a-glance
(expressed in thousands of US dollars)

	Three months ended March 31,
Unaudited
	2006	2005
	$	$
Revenues	84,477	61,865
R&D, net of tax credits and grants	6,901	6,446
Earnings from operations	4,432	6,503
Net earnings (loss)	(2,580)	118
Net earnings (loss) per share
Basic	(0.05)	—
Diluted	(0.05)	—

        Consolidated revenues increased during the first quarter, benefiting from the accretive acquisitions by our subsidiary, Atrium, of MultiChem in January 2005 and HVL Incorporated (Douglas Laboratories) in December 2005 combined with Atrium's organic growth, partly offset by a decrease of license revenues in our Biopharmaceutical segment.

        Consolidated R&D, net of tax credits and grants increased as expected in the first quarter of 2006 compared to first quarter of 2005. During the quarter, we remained fully committed to advancing our product development pipeline with a particular focus on cetrorelix, ozarelix and perifosine. In addition, our drug discovery and preclinical activities created additional clinical development candidates. As such, we presented in early April 2006 at the American Association for Cancer Research (AACR) promising preclinical results on our tubulin inhibitors (ZEN-012/017), signal transduction inhibitors (Erk/PI3K) and cytotoxic conjugates (AN-207, AN-215 and AN-238).

        Consolidated earnings from operations for the three-month period ended March 31, 2006 decreased by $2.1 million to $4.4 million. This decrease is principally due to reduced license revenues and additional investments in R&D within our Biopharmaceutical segment, partly offset by earnings generated by Atrium's accretive acquisitions of MultiChem in January 2005 and Douglas Laboratories in December 2005, as well as Atrium's organic growth.

        Consolidated net loss for the three-month period ended March 31, 2006 was $2.6 million or $0.05 per basic and diluted share. In the corresponding period last year, net earnings were $0.1 million. This $2.7 million variation is mainly attributable to a decrease in license revenues within our Biopharmaceutical segment, increased R&D expense and interest expense, partly offset by Atrium's net earnings.

Conversion of convertible term loans

        In February 2006, two strategic shareholders of the Company, the Solidarity Fund QFL (the "Fund") and the Société Générale de Financement ("SGF") exercised their right to convert prematurely the entirety of their convertible term loans that they each extended to Æterna Zentaris in April 2003, with a maturity date of March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, we issued a total of 6,955,088 of our common shares equally to the Fund and SGF upon conversion of the term loans, representing the principal and interest due to the stated maturity date under the loans and based on the conversion price that had been agreed upon in March 2003.

Subsequent to the first quarter

        We announced on April 20, 2006 that we obtained market approval for Cetrotide® (cetrorelix) in Japan for in vitro fertilization. In accordance with the license agreement, we earned a milestone payment from one of our Japanese partners and will receive revenues from the supply of Cetrotide® (cetrorelix) to them. Cetrotide® (cetrorelix) is expected to be launched in Japan by year-end.

        Cetrotide® (cetrorelix) has been marketed worldwide (ex-Japan) by Serono S.A. since 1999, providing us annual revenues of over $20 million per year.

        We believe that with revenues generated by our marketed products, our cash level and our product portfolio, as well as our assets, we remain in a solid financial position to continue to advance our product development pipeline focusing on our lead product candidates in oncology and endocrinology.

Critical Accounting Policies and Estimates

        There have been no significant changes in Æterna Zentaris' accounting policies and estimates since December 31, 2005. Please refer to the corresponding section in our 2005 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and US GAAP is referenced in Note 24 of our annual 2005 financial statements.

New accounting standards

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. Impacts consistent with the adjustments described in Note 24 of our annual consolidated financial statements are expected.

Consolidated Results of Operations

        The following table sets forth certain Canadian GAAP consolidated financial data in thousands of United States dollars, except per share data.

	Three-month period ended March 31,
Unaudited	2006	2005
	$	$
Consolidated results
Revenues	84,477	61,865

Operating expenses
Cost of sales	57,196	37,163
Selling, general and administrative	13,567	9,935
R&D costs, net of tax credits and grants	6,901	6,446
Depreciation and amortization	2,381	1,818

	80,045	55,362

Earnings from operations	4,432	6,503

Interest income	420	306
Interest expense	(3,223)	(2,158)
Foreign exchange gain	212	208

	(2,591)	(1,644)

Earnings before the following items	1,841	4,859

Current income taxes	(1,996)	(2,121)
Future income taxes	1,189	(1,097)
Loss on dilution of investments	(54)	—
Non-controlling interest	(3,560)	(1,523)

Net earnings (loss) for the period	(2,580)	118

Net earnings (loss) per share
Basic	(0.05)	—

Diluted	(0.05)	—

	As at March 31, 2006	As at December 31, 2005
	$	$
Consolidated balance sheet data
Total assets	423,503	425,538

Long-term liabilities	227,426	253,806

Consolidated Revenues

        Consolidated revenues for the three-month period ended March 31, 2006 totalled $84.5 million compared to $61.9 million for the same period in 2005. The increase is attributable to additional revenues related to Atrium's acquisitions of MultiChem in January 2005 and Douglas Laboratories in December 2005, combined with Atrium's organic growth, partly, offset by a decrease of license revenues in our Biopharmaceutical segment. We expect continued period-over-period growth in revenues for the remainder of 2006, due to Atrium's recent acquisition of Douglas Laboratories (December 2005).

Consolidated Operating Expenses

        Consolidated cost of sales increased from $37.2 million in the first quarter of 2005 to $57.2 million in the first quarter of 2006. This increase in cost of sales is directly related to sale increases generated by the acquisitions of Atrium made in 2005. We expect that with the recent acquisition of Douglas Laboratories, our cost of sales will increase period-over-period for the remainder of 2006.

        Consolidated selling, general and administrative (SG&A) expenses increased from $9.9 million in the first quarter of 2005 to $13.6 million in the same period in 2006. The increase in SG&A expenses in the first quarter of 2006 is primarily due to sequential acquisitions of companies. We expect SG&A expenses to continue to increase period-over-period for the remainder of 2006 due to Atrium's recent acquisition of Douglas Laboratories.

        Consolidated R&D expenses, net of tax credits and grants (R&D) increased from $6.4 million in the first quarter of 2005 to $6.9 million in the same quarter in 2006. The increase in the first quarter of 2005 compared to the first quarter of 2006 is attributable to additional investments on cetrorelix, ozarelix and perifosine, as well as further advancement of preclinical development programs, including tubulin inhibitors for which we presented results at AACR in April 2006. Since most of the R&D expenses being payable in Euro, we were positively affected by an 8% decrease of the Euro in comparison with the US dollar.

        We expect R&D expenses to increase period-over-period for the remainder of 2006 primarily due to the initiation of our expected late-stage clinical development program for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of perifosine and emphasis on clinical development on certain other product candidates at an earlier development stage.

        Consolidated earnings from operations for the three-month period ended March 31, 2006 decreased by $2.1 million to $4.4 million. This decrease is principally due to reduced license revenues and additional investments in R&D within our Biopharmaceutical segment, partly offset by earnings generated by Atrium's accretive acquisitions of MultiChem in January 2005 and Douglas Laboratories in December 2005, as well as Atrium's organic growth.

        Consolidated interest expense for the first quarter of 2006 was $3.2 million compared to $2.2 million for the same period in 2005. This increase is mainly related to the increased long-term debt related to business acquisitions.

        Due to the conversion of the convertible term loans in the first quarter of 2006 combined with the repayment of Atrium's existing long term debt, we expect interest expense to be lower period-over-period for the remainder of 2006.

        Consolidated income tax expense for the three-month period ended March 31, 2006 was $0.8 million in comparison with $3.2 million for the same period in 2005. This decrease is directly related to the decrease in taxable income of our subsidiaries.

        For our Canadian operations, within the Biopharmaceutical segment, we established a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

        Consolidated non-controlling interest for the first quarter of 2006 amounted to $3.6 million compared to $1.5 million for the same period in 2005. Non-controlling interest consists of minority interest in Atrium. The period-over-period increase is directly attributable to the corresponding increase of net earnings of Atrium. We expect non-controlling interest to increase in 2006 due to our dilution in our investment in Atrium from 61.12% to 48.46% in 2005, partly offset by the acquisition by Atrium of all minority interest in its subsidiaries in April 2005.

        Consolidated net loss for the three-month period ended March 31, 2006 was $2.6 million or $0.05 per basic and diluted share. In the corresponding period last year, consolidated net earnings were $0.1 million. This $2.7 million loss increase is mainly attributable to a decrease in license revenues within our Biopharmaceutical segment, increased R&D expense and interest expense, partly offset by Atrium's net earnings.

        The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the first quarter of 2006 was 50.3 million shares as compared to 45.8 million shares in the corresponding period last year. This increase reflects the issuance of common shares following the conversion of the convertible term loans and the exercise of stock options.

Total Consolidated Assets

        Total consolidated assets remained steady at $423.5 million on March 31, 2006, compared to $425.5 million as of December 31, 2005.

Biopharmaceutical Segment Results
(expressed in thousands of US dollars)

	Three-month period ended March 31,
Unaudited
	2006	2005
	$	$
Revenues
Sales and royalties	6,575	6,898
License fees	2,173	6,849

	8,748	13,747

R&D expense, net of tax credits and grants	6,804	6,350

Earnings (loss) from operations	(6,105)	135

        Revenues of the Biopharmaceutical segment are derived from sales and royalties and from licence fees. Sales are derived from Impavido® (miltefosine), manufacturing of Cetrotide® (cetrorelix), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix) actually sold by Serono in reproductive health assistance for in vitro fertilization. Furthermore, licence fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

        Revenues for first quarter of 2006 totalled $8.7 million compared to $13.7 million for the same period in 2005. The revenue decrease in the first quarter of 2006 is mainly attributable to a decrease of license revenues. Furthermore, since most of the revenues in the Biopharmaceutical segment were generated in Euro, we were adversely affected by an 8% decrease of the Euro in comparison with the US dollar.

        R&D expenses, net of tax credits and grants for the three-month period ended March 31, 2006 were $6.8 million compared to $6.4 million for the corresponding period in 2005. The increase between the first quarter of 2005 and 2006 is attributable to additional investments on cetrorelix, ozarelix and perifosine, as well as positive advancement of preclinical products, including tubulin inhibitors. While most of the R&D expenses were payable in Euro, we were positively affected by an 8% decrease of the Euro in comparison with the US dollar.

        We expect R&D expenses to increase period-over-period for the remainder of 2006 primarily due to the initiation of our expected late-stage clinical program for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of perifosine and emphasis on clinical development on certain other product candidates at an earlier development stage.

        Loss from operations for the first quarter of 2006 was $6.1 million. For the first quarter of 2005, the earnings from operations were $0.1 million. The increase in loss from operations in the first quarter of 2006 is principally due to reduced license revenues and additional R&D investments.

Active Ingredients & Specialty Chemicals Segment Results

        (expressed in thousands of US dollars)

	Three-month period ended March 31,
Unaudited
	2006	2005
	$	$
Revenues	48,130	40,744
Earnings from operations	3,867	3,734

        Revenues from the Active Ingredients & Specialty Chemicals Segment were $48.1 million for the quarter ended March 31, 2006, representing an increase of 18.1% in revenues of $40.7 million for the same period in 2005. This increase is related to the January 2005 acquisition of MultiChem and to organic growth in the segment.

        Earnings from operations were $3.9 million for the quarter ended March 31, 2006, compared to earnings from operations of $3.7 million for the same period in 2005. This increase is attributable essentially to the acquisition of MultiChem, organic growth and greater efficiencies.

Health & Nutrition Segment Results
(expressed in thousands of US dollars)

	Three-month period ended March 31,
Unaudited
	2006	2005
	$	$
Revenues	27,879	7,407
Earnings from operations	6,670	2,634

        Revenues from the Health & Nutrition Segment were $27.9 million for the three-month period ended March 31, 2006, representing an increase of $20.5 million or 276.4% over revenues of $7.4 million for the same period last year.

        This increase came primarily from the acquisitions of Douglas Laboratories in December 2005 and from organic growth.

        Earnings from operations was $6.7 million for the three-month period ended March 31, 2006 representing an increase of $4.1 million or 153.2% over the same period last year where the earnings from operations was $2.6 million. Most of this increase came from the acquisition of Douglas Laboratories, synergies and organic growth.

Liquidity, Cash Flows and Capital Resources

        Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

        Our consolidated cash and short-term position reached $46.9 million as of March 31, 2006, compared to $52.7 million as of December 31, 2005. More than $31 million was dedicated to our Biopharmaceutical segment as of March 31, 2006. In February 2006, the two holders of the convertible term loans exercised their right to convert prematurely their loans into common shares of the Company. This transaction further strengthens our balance sheet and we believe that liquidities previously mentioned combined with the Atrium credit facility and the cash flows from operations will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in acquisition of complementary businesses or products may require additional financing.

        The variation of our liquidity by activities is explained below on a consolidated basis.

Operating Activities

        Cash flows used by our operating activities were $3.3 million during the first quarter of 2006. During the same period in 2005, $5.2 million were generated by our operating activities. This cash flow decrease is primarily due to the increase of accounts receivable and decrease of accounts payable related to specific transactions timing. Cash flows from operating activities before changes in non-cash operating working capital items were $3.2 million for the first quarter of 2006 compared to $5.3 million in the same period in 2005. This decrease is mostly attributable to lower licence revenues in the Biopharmaceutical segment, partly offset by additional revenues from accretive acquisitions made by Atrium during 2005.

Financing Activities

        For the three-month period ended March 31, 2006, cash flows used in financing activities were $1.2 million and were mostly for debt reimbursement. During the same quarter of 2005, the increase in cash flows from financing activities mainly came from the net increase of $22.9 million in long-term debt which was mostly used for the acquisition of MultiChem.

Investing Activities

        Cash flows used in investing activities (excluding the change in short-term investments) amounted to $1.7 million for the three-month period ended March 31, 2006, mainly for expenses related to the acquisition of Douglas Laboratories. For the comparative period, cash flows used in investing activities (excluding the change in short-term investments) amounted to $18.7 million, mainly for the acquisition of MultiChem.

        There has been no significant change in contractual obligations and commercial commitments facing Æterna Zentaris as described in the Company's 2005 annual MD&A.

Outstanding Share Data

        As of May 2, 2006, there were 53,133,681 common shares issued and outstanding and there were 3,603,592 stock options outstanding.

Quarterly Summary Financial Information
(expressed in thousands of United States dollars, except per share data)

	Quarters ended
Unaudited	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
	$	$	$	$
Revenues	84,477	72,501	52,876	60,147
Earnings from operations	4,432	3,467	986	3,456
Net earnings (loss)	(2,580)	936	(3,759)	13,276
Net earnings (loss) per share
Basic	(0.05)	0.02	(0.08)	0.29
Diluted	(0.05)	0.02	(0.08)	0.28

	Quarters ended
Unaudited	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	$	$	$	$
Revenues	61,865	43,891	42,457	48,514
Earnings from operations	6,503	914	4,239	6,838
Net earnings (loss)	118	(2,003)	(1,510)	1,023
Net earnings (loss) per share
Basic	—	(0.04)	(0.03)	0.02
Diluted	—	(0.04)	(0.03)	0.02

Outlook for the remainder of 2006

Biopharmaceutical Segment

        We expect Cetrotide® (cetrorelix) to continue to generate significant royalties.

        As part of our growth strategy, we intend to continue to pursue accretive strategic alliances for selected products from our extensive pipeline.

        We expect to benefit from the support of our existing partners and remain focused on advancing our pipeline.

        We expect R&D expenses to continue to increase in the next quarters of 2006 primarily due to the initiation of our expected late-stage clinical development program for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of ozarelix and perifosine, as well as emphasis on clinical development on certain other product candidates at an earlier development stage.

Active Ingredients & Specialty Chemicals, as well as Health & Nutrition Segments

        Successful integration of recently acquired companies and improved internal growth will be the main focus of these segments for the remainder of 2006. Additionally, Atrium also intends to pursue its acquisition strategy.

Financial and Other Instruments

Foreign Currency Risk

        Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the three-month period ended March 31, 2006, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

        Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

        We are exposed to market risk relating to changes in interest rates with regard to our short-term investments and Atrium's revolving credit facility which bears interests at variable rate. To mitigate this risk, $50 million of these borrowings were swapped to a three-year fixed rate. As at March 31, 2006, our long-term debts amount to $44,3 million which, in effect, bear interest at floating rates.

Related Party Transactions and Off-Balance Sheet Arrangements

        There were no related party transactions included in the financial statements, except for the acquisition of a patent from a senior officer as disclosed in note 5 of the interim financial statements, and no off-balance sheet arrangements. As of March 31, 2006, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

        There has been no significant change in the risk factors and uncertainties facing Æterna Zentaris as described in the Company's 2005 annual MD&A.

Continuous disclosure

        The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

Forward-Looking Statements

        This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

        The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

        Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
May 2, 2006

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

Unaudited	As at March 31, 2006	As at December 31, 2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	25,086	27,267
Short-term investments	21,831	25,438
Accounts receivable
Trade	67,704	61,385
Other	3,275	3,846
Inventory	33,920	37,258
Prepaid expenses	4,481	3,791
Future income tax assets	2,797	2,718

	159,094	161,703
Property, plant and equipment	19,707	19,916
Deferred charges and other long-term assets	4,142	4,355
Intangible assets	108,793	109,380
Goodwill	119,865	119,169
Future income tax assets	11,902	11,015

	423,503	425,538

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	53,615	57,958
Income taxes	3,510	3,453
Current portion of long-term debt	763	790

	57,888	62,201
Deferred revenues	10,120	11,087
Convertible term loans (note 3)	—	28,440
Long-term debt	105,954	107,303
Employee future benefits (note 4)	7,966	7,661
Future income tax liabilities	34,687	34,784
Non-controlling interest	68,699	64,531

	285,314	316,007

SHAREHOLDERS' EQUITY
Share capital (notes 3 and 5)	168,250	130,344
Other Capital	4,669	10,474
Deficit	(46,084)	(43,224)
Cumulative translation adjustment	11,354	11,937

	138,189	109,531

	423,503	425,538

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Eric Dupont, PhD Director	Gérard Limoges, FCA Director

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended March 31, 2006 and 2005
(expressed in thousands of US dollars, except share and per share data)

	Three months ended March 31,
Unaudited	2006	2005
	$	$
Revenues	84,477	61,865

Operating expenses
Cost of sales	57,196	37,163
Selling, general and administrative	13,567	9,935
Research and development costs	6,927	6,581
R&D tax credits and grants	(26)	(135)
Depreciation and amortization
Property, plant and equipment	818	564
Intangible assets	1,563	1,254

	80,045	55,362

Earnings from operations	4,432	6,503

Other revenues (expenses)
Interest income	420	306
Interest expense	(3,223)	(2,158)
Foreign exchange gain	212	208

Earnings before income taxes	1,841	4,859

Income tax expense
Current	(1,996)	(2,121)
Future	1,189	(1,097)

	(807)	(3,218)

	1,034	1,641
Loss on dilution of investments	(54)	—
Non-controlling interest	(3,560)	(1,523)

Net earnings (loss) for the period	(2,580)	118

Basic and diluted net earnings (loss) per share	(0.05)	—

Weighted average number of shares outstanding (note 6)
Basic	50,327,227	45,799,897

Diluted	50,864,878	46,238,901

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended March 31, 2006 and 2005
(expressed in thousands of US dollars)

	Three months ended March 31,
Unaudited	2006	2005
	$	$
Balance — Beginning of period	43,224	53,795
Net loss (earnings) for the period	2,580	(118)
Loss on settlement of convertible term loans (note 3)	280	—

Balance — End of period	46,084	53,677

The accompanying notes are an integral part of these interim consolidated financial statements

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended March 31, 2006 and 2005
(expressed in thousands of US dollars)

	Three months ended March 31,
Unaudited	2006	2005
	$	$
Cash flows from operating activities
Net earnings (loss) for the period	(2,580)	118
Items not affecting cash and cash equivalents
Depreciation and amortization	2,381	1,818
Future income taxes	(1,189)	1,097
Deferred charges	224	334
Deferred revenues	(859)	(960)
Accretion on convertible term loans (note 3)	1,227	423
Employee future benefits	135	117
Loss on dilution of investments	54	—
Non-controlling interest	3,560	1,523
Stock-based compensation costs	617	714
Foreign exchange loss (gain) on long-term items denominated in foreign currency	(362)	105
Change in non-cash operating working capital items (note 4)	(6,510)	(92)

	(3,302)	5,197

Cash flows from financing activities
Payment on balance of purchase price	—	(936)
Increase in long-term debt	16	51,265
Repayment of long-term debt	(1,335)	(28,401)
Issuance of shares	32	130
Share issue expenses	(102)	(92)
Issuance of shares by a subsidiary, net of related expenses	145	(566)

	(1,244)	21,400

Cash flows from investing activities
Purchase of short-term investments	(4,243)	(17,129)
Proceeds from the sale of short-term investments	8,005	10,257
Business acquisition, net of cash and cash equivalents acquired	(1,125)	(18,279)
Purchase of property, plant and equipment	(571)	(257)
Acquisition of amortizable intangible assets	(18)	(210)

	2,048	(25,618)

Net change in cash and cash equivalents	(2,498)	979
Effect of exchange rate changes on cash and cash equivalents	317	(1,089)
Cash and cash equivalents — Beginning of period	27,267	23,738

Cash and cash equivalents — End of period	25,086	23,628

Additional information
Interest paid	1,709	833
Income taxes paid	1,960	1,959

The accompanying notes are an integral part of these interim consolidated financial statements

ÆTERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended March 31, 2006 and 2005
(expressed in thousands of US dollars, except share and per share data)
 Unaudited

1    Basis of presentation

        These interim financial statements as at March 31, 2006 and for the periods ended March 31, 2006 and 2005 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

        The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2    New accounting standards

Financial instruments, Hedges, Comprehensive Income and Equity

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Section 3855 expands on section 3860 "Financial Instruments — Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

        Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

        Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

2    New accounting standards

        Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. Impacts consistent with the adjustments described in note 24 of our 2005 annual consolidated financial statements are expected.

3    Convertible term loans

        On February 14 and 17, 2006, the Solidarity Fund QFL (the "Fund") and SGF Santé Inc. ("SGF") have respectively exercised their right to early convert the entirety of their convertible term loans in the principal amount of CAN$12.5 million each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris has issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreement.

        For accounting purposes, the convertible term loans are bifurcated between debt and equity, the equity portion representing the value of the holders' conversion options. As a consequence of this transaction, the Company recorded a loss of settlement of long-term debt amounting to $599,190. An amount of $280,000 has been recorded in the Statement of Deficit and the remainder is a charge in the Statement of Operations and included in the accretion of convertible term loans in the Statement of Cash Flows.

4    Statements of cash flows and additional information

	Three-month period ended March 31,
Unaudited
	2006	2005
	$	$
Change in non-cash operating working capital items
Accounts receivable	(5,434)	(2,314)
Inventory	3,570	244
Prepaid expenses	(653)	(754)
Accounts payable and accrued liabilities	(3,995)	2,599
Income taxes	2	133

	(6,510)	(92)

Employee future benefit expense for defined benefit plans	124	129

5    Share capital

Autorized
Unlimited number of shares of the following classes:

        Common: Voting and participating, one vote per share

        Preferred:  First and second ranking, issuable in series, with rights and privileges specific to each class

Issued

	As at March 31, 2006	As at December 31, 2005
53,133,681 common shares
(46,139,814 as at December 31, 2005)	$168,250	$130,344

        Pursuant to the exercice of stock options, the Company issued 10,000 common shares for a total proceed of $32,451. Consequently, stock-based compensation costs amounting to $17,468 relating to those exercised options have been reclassified from other capital to share capital.

        Pursuant to the conversion of the convertible term loans, the Company issued 6,955,088 common shares for a total amount of $37,785,784 (see note 3).

        Pursuant to the acquisition of a patent from a senior officer, the Company issued 28,779 common shares for a total amount of $175,000.

6    Net loss per share

        The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Three-month period ended March 31,
	2006	2005
	$	$
Net earnings (loss)	(2,580)	118
Impact of assumed conversion of dilutive stock options in a subsidiary	(280)	(274)

Net loss, adjusted for dilution effect	(2,860)	(156)

6    Net loss per share

	Three-month period ended March 31,
Unaudited
	2006	2005
Basic weighted average number of shares outstanding	$50,327,227	$45,799,897
Effect of dilutive stock options	537,651	439,004

Diluted weighted average number of shares outstanding	50,864,878	46,238,901

        Items excluded from the calculation of diluted net loss per share because the exercice price was greater than the average market price of the common share or their anti-dilutive effect.

	Three-month period ended March 31,
Unaudited
	2006	2005
Stock options	$1,944,158	$1,782,833
Common shares which would be issued following the conversion of the convertible term loans	—	5,544,554

        For the quarters ended March 31, 2006 and 2005, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

7    Segment information

        Æterna Zentaris' organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the interim consolidated financial statements are based on this organizational structure and information reviewed by Æterna Zentaris' management to evaluate the business segment results.

        The Company manages its business and evaluates performance based on three operating segments, which are the Biopharmaceutical segment, the Active Ingredients & Specialty Chemicals segment and the Health and Nutrition segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

	Three-month period ended March 31,
Unaudited
	2006	2005
	$	$
Revenues
Biopharmaceutical	8,748	13,747
Active Ingredients and Specialty Chemicals	48,130	40,744
Health and Nutrition	27,879	7,407
Consolidated adjustments	(280)	(33)

	84,477	61,865

Earnings (loss) from operations for the period
Biopharmaceutical	(6,105)	135
Active Ingredients and Specialty Chemicals	3,867	3,734
Health and Nutrition	6,670	2,634

	4,432	6,503

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: May 4, 2005
	By:	/s/ MARIO PARADIS Mario Paradis Vice President, Finance, Administration and Corporate Secretary

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DOCUMENTS INDEX
Management's Discussion and Analysis of Financial Condition and Results of Operations
SIGNATURE